Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Announces Closing for issuance of US$5 Million Convertible Bonds

NEW YORK, (MARKETWIRE) – January 28, 2014 – China Metro-Rural Holdings Limited (the “Company”) is pleased to announce the closing of a private placement of US$5,000,000 principal amount, 10 per cent. convertible bonds due 2016 (the “2014 Bonds”), to an independent third party (the “Investor”) as a result of a commitment made by the Investor in December 2013 in connection with the issuance of US$15 million convertible bonds (the “2013 Bonds”) for which the Investor was a subscriber. The 2014 Bonds are convertible into ordinary shares of the Company (“Ordinary Shares”) at an initial conversion price of US$1.30 per share, in a private placement. The 2014 Bonds have the same terms as the 2013 Bonds.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration and city re-development company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about them so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:
China Metro-Rural Holdings Limited	–	Investor Relations Department
Phone: (852) 2111 3815		E-mail: ir@chinametrorural.com
www.chinametroraul.com